Precision Drilling Corporation

800, 525 – 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

May 1, 2017

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Precision Drilling Corporation

Registration Statement on Form F-10/F-4

Ladies and Gentlemen:

Precision Drilling Corporation (the “Company”) and certain of its subsidiaries (collectively, the “Guarantors” and the Guarantors, together with the Company, the “Co-Registrants”) have filed a registration statement on Form F-10/F-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933 (the “Securities Act”) of US$350,000,000 aggregate principal amount of the Company’s 7.750% Senior Notes due 2023 (the “Exchange Notes”) to be offered in exchange (the “Exchange Offer”) for the Company’s outstanding 7.750% Senior Notes due 2023 (the “Existing Notes”). The Co-Registrants are registering the Exchange Notes in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

Each of the Co-Registrants represent that neither it nor any of its affiliates have entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of such Co- Registrant’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Co-Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction and be identified as an underwriter in the prospectus. The Co-Registrants acknowledge that such a resale transaction by such person participating in the Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

Each of the Co-Registrants represents that, to the best of such Co-Registrant’s information and belief, no holder or beneficial owner of the outstanding Existing Notes is an affiliate of the such Co-Registrant.

The Co-Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that it has not entered into any arrangement or understanding with the Co-Registrants or any of their affiliates to deliver the Exchange Notes. Each such broker- dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

Very truly yours,

Precision Drilling Corporation
By:	/s/ Kevin A. Neveu
Name:	Kevin A. Neveu
Title:	President and Chief Executive Officer

Precision Completion & Production Services Ltd.
By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Precision Diversified Oilfield Services Corp.
By:	/s/ Ross Pickering
Name:	Ross Pickering
Title:	President

Precision Diversified Oilfield Services Corp., as General Partner, for and on Behalf of Precision Limited Partnership.
By:	/s/ Ross Pickering
Name:	Ross Pickering
Title:	President

Precision Diversified Oilfield Services Corp., as General Partner, for and on Behalf of Precision Drilling Canada Limited Partnership
By:	/s/ Ross Pickering
Name:	Ross Pickering
Title:	President

Precision Employment Services Corp.
By:	/s/ Ross Pickering
Name:	Ross Pickering
Title:	President

Precision Drilling, Inc.
By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

DI Energy, Inc.
By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Grey Wolf International, Inc.
By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Grey Wolf International Drilling Corporation
By:	/s/ Ross Pickering
Name:	Ross Pickering
Title:	President

Precision Drilling Holdings Company
By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Precision Drilling LLC
By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Precision Drilling Holdings Company, as General Partner, for and on Behalf of Precision Drilling Company, LP
By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Murco Drilling Corporation
By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

DI/Perfensa Inc.
By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

PD Supply Inc.
By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Precision Drilling (US) Corporation
By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Precision Directional Services, Inc.
By:	/s/ Grant M. Hunter
Name:	Grant M. Hunter
Title:	President

Precision Directional Services Ltd.
By:	/s/ Ross Pickering
Name:	Ross Pickering
Title:	President

cc:	Jason Comerford

Amma Anaman

Osler, Hoskin & Harcourt LLP

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